Exhibit 107


Calculation of Filing Fee Tables
Form S-3
(Form Type)
NewLake Capital Partners, Inc.
(Exact Name of Registrant as Specified in its Charter)


Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities											
Fees to Be Paid	—	—	—	—	—	—	—	—	—	—	—
Fees Previously Paid	—	—	—	—	—	—	—	—	—	—	—
Carry Forward Securities											
Carry Forward Securities	Equity	Common stock, par value $0.01 per share	415(a)(6)	19,304,625 (1)	$30.00	$579,138,750	0.0001091		S-11	333-259416	09-23-2021	$63,075.00
			Total Offering Amounts					$ 63,184.04				
			Total Fees Previously Paid					$63,075.00				
			Total Fee Offsets					$-				
			Net Fee Due					$ 109.04				

(1) In accordance with Rule 415(a)(6) under the Securities Act, all 19,304,625 of the securities registered pursuant to this Registration Statement were previously registered pursuant to the registration statement on Form S-11 (File No. 333-259416), initially effective on September 23, 2021 (the "Prior Registration Statement"). Represents (i) 17,329,964 shares of common stock, (ii) 127,176 shares of common stock issuable upon the settlement of outstanding restricted stock units, (iii) 602,392 shares of common stock issuable upon the exercise of 602,392 warrants to purchase common stock (each exercisable for one share of common stock) at an exercise price of $24.00 per share, (iv) 791,790 shares of common stock, that may be issued pursuant to the exercise of an option (each exercisable for one share of common stock) at an exercise price of $24.00 per share and (v) 453,303 shares of common stock issuable upon the redemption of 453,303 limited partnership interests in our operating partnership, registered for resale by the selling stockholders named in this registration statement. Pursuant to Rule 415(a)(6), the registration fees in the amount of $ 63,075.00 previously paid at the time of the initial filing on Form S-11 will continue to be applied to the unsold securities. An additional fee of $109.04 is being paid in connection herewith.